Mail Stop 4561

September 18, 2008

Chris Lucas
Group Finance Director
Barclays PLC and Barclays Bank PLC
1 Churchill Place
London, E14 5HP, England

   Re: **Barclays PLC and Barclays Bank PLC**
               Form 20-F for the Fiscal Year Ended December 31, 2007
               File No. 1-09246, 1-10257

Dear Mr. Lucas:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F for Fiscal Year Ended December 31, 2007

Business Review

Critical accounting estimates
Fair value of financial instruments
Derivatives, page 49

1.   Please tell us whether the models you use to value derivative liabilities take into
        consideration your own credit quality. If so, briefly describe the model inputs you
        use to measure your own credit quality (i.e. CDS spreads, LIBOR+spread, etc.).

2.   Please quantify for us the portion of market value adjustments related to changes
        in your own credit risk for each period presented.

Financial Review

Off balance-sheet arrangements
SIV-Lites, page 52

3.   We note your disclosure here that the Group structured and helped to underwrite
        three SIV-lite transactions and provided £0.55bn in liquidity facilities as partial
        support to the £2.6bn of CP programmes on these transactions. We also note your
        disclosure on page 92 that during the period the Group's balance sheet expanded
        due to liquidity facilities that were provided to three client SIV-lites which were
        restructured during the period. Please provide us with the following additional
        information regarding these transactions:

        •   clarify whether the SIV-lites are consolidated, or if they have ever been
            consolidated;

        •   describe in further detail the structure of the SIV-lites and describe your
            obligations under the facilities (e.g. liquidity provider, etc.).

        •   describe how the SIV-lites were restructured during the period. If the SIV-
            lites were restructured such that your obligations have changed since
            inception, describe the change(s);

        •   explain how your balance sheet expanded due to liquidity facilities that were
            provided to the SIV-lites which were restructured during the period; and

        •   to the extent the SIV-lites are not consolidated, please provide your analysis
            of the circumstances and indicators in paragraph 10 of SIC 12 and the
            appendix to SIC 12 supporting your conclusion that you do not control the
            SIV-lites.

Barclays Capital credit market positions
Other credit market exposures, page 53

4.   Please tell us, and in future filings disclose, the percentage of performing US sub-prime whole loan exposure as of the end of each reporting period. Provide us with your proposed future disclosure.

5.   Please tell us, and in future filings describe, your US sub-prime "other direct and indirect exposures." In addition, include relevant key metrics such as average loan-to-value ratios, agency rating information, delinquency data etc. that you use to analyze these exposures. Provide us with your proposed future disclosure.

Financial Statements

Notes to the accounts

Note 49. Fair value of financial instruments, page 244

6. We note your disclosure in Note b that expected cash flows for each contract are determined through modeling cash flows using appropriate financial-markets pricing models. Further, we note the impact of changing the assumptions to your models (for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable market prices) to a range of reasonably alternative assumptions would be to increase or decrease the fair value significantly by up to £1.5bn or down to £1.2bn, respectively. In future filings, please revise to disclose the following regarding your pricing models:

   • the specific pricing models you use to calculate the fair value of your financial instruments;

   • a discussion of the significant assumptions and inputs into *each* of these different models for *each* class of financial instruments. For example, disclose the significant inputs into these models that have the potential to most impact the value determined, and the assumptions for those inputs for all periods presented;

   • the extent to which a particular valuation model is used to value certain of your asset and liability classes; and

   • a discussion of how the impact of changing assumptions was calculated. For example, disclose the reasonably likely range selected for each alternative assumption and the corresponding percentages used in your sensitivity analysis.

Refer to paragraphs 27 and BC38 of IFRS 7. Provide us with your proposed future disclosure.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Reviewing Accountant